50

SECU 05039881 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PROFESSIONAL INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use P.O. Box No.*)

800 MAIN
(No. and Street)

WINFIELD (City) KANSAS (State) 67156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON H. EHLING 620-221-9570 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 04 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BASSFORD, KENT RANDALL
(Name – *if individual, state last, first, middle name*)

800 MAIN PLACE, SUITE 301 (Address) WINFIELD (City) KANSAS (State) 67156 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 08 2005
WASH. D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05

OATH OR AFFIRMATION

I, DON H. EHLING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFESSIONAL INVESTMENT SERVICES, INC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
PEGGY A. MURPHY
My Appt. Exp. 4-27-07

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- XX (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- XX (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(620) 221-6241

March 4, 2005

Professional Investment Services, Inc.
800 Main Place
Winfield, Kansas 67156

I have audited the statement of financial condition of Professional Investment Services, Inc. (an "S" Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders equity and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as I considered necessary in the circumstances.

In my opinion, the financial statements examined by me present fairly the financial position of Professional Investment Services, Inc. at December 31, 2004, the result of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles. There are no liabilities subordinated to claims of general creditors.

Also, I have examined the supplementary schedules and in my opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Kent R. Bassford
Certified Public Accountant

ASSETS

Consolidated ○ [0198] Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	19,169 [0200]		19,169 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	30,066 [0295]		
	B. Other	2,113 [0300]	927 [0550]	33,106 [0810]
3.	Receivables from non-customers	[0355]	6,000 [0600]	6,000 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		[0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities			

		[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	1,848 [0680]	1,848 [0920]
11.	Other assets		[0535]	842 [0735]	842 [0930]
12.	TOTAL ASSETS		51,348 [0540]	9,617 [0740]	60,965 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	27,162 [1205]	-0- [1385]	27,162 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value: from outsiders [0990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of ______ [1010]			
D.	Exchange memberships contributed for use of company, at market value		______ [1430]	______ [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	______ [1220]	______ [1440]	______ [1750]
20.	TOTAL LIABLITIES	27,162 [1230]	-0- [1450]	27,162 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	______ [1770]
22.	Partnership (limited partners ______ [1020])	______ [1780]
23.	Corporations:	
	A. Preferred stock	______ [1791]
	B. Common stock	29,140 [1792]
	C. Additional paid-in capital	15,453 [1793]
	D. Retained earnings	(10,790) [1794]
	E. Total	33,803 [1795]
	F. Less capital stock in treasury	______ [1796]
24.	TOTAL OWNERSHIP EQUITY	33,803 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	60,965 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/04 [3932] Period Ending 12/31/04 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	12,328 [3935]
	b.	Commissions on listed option transactions	-0- [3938]
	c.	All other securities commissions	76,212 [3939]
	d.	Total securities commissions	88,540 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		137,865 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		125,451 [3995]
9.	Total revenue		351,856 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		23,373 [4115]
12.	Commissions paid to other broker-dealers		228,464 [4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		31,800 [4195]
15.	Other expenses		56,844 [4100]
16.	Total expenses		340,481 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		11,375 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal Income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal Income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net Income (loss) after Federal Income taxes and extraordinary items		11,375 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X [4570]

Clearing Firm SEC#s		Name		Product Code	
8- 45123	[4335A]	SOUTHWEST SECURITIES INC	[4335A2]		[4335B]
8-	[4335C]		[4335C2]		[4335D]
8-	[4335E]		[4335E2]		[4335F]
8-	[4335G]		[4335G2]		[4335H]
8-	[4335I]		[4335I2]		[4335J]

D. (k) (3)–Exempted by order of the Commission [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		33,803 [3480]
2.	Deduct ownership equity not allowable for Net Capital		-0- [3490]
3.	Total ownership equity qualified for Net Capital		33,803 [3500]
4.	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0- [3520]
B.	Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	-0- [3525]
5.	Total capital and allowable subordinated liabilities		33,803 [3530]
6.	Deductions and/or charges:		
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	9,617 [3540]	
B.	Secured demand note deficiency	[3590]	
C.	Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
D.	Other deductions and/or charges	[3610]	9,617 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	24,186 [3630]
8.	Net capital before haircuts on securities positions		[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
1.	Exempted securities	[3735]	
2.	Debt securities	[3733]	
3.	Options	[3730]	
4.	Other securities	[3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10.	Net Capital		24,186 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,811 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	19,186 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	21,470 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		27,162 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	-0- [3830]
19.	Total aggregate indebtedness		27,162 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 112 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % ____________ [3860]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		22,428 [4240]
A.	Net income (loss)		11,375 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		33,803 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	N/A [4300]
A.	Increases	N/A [4310]
B.	Decreases	N/A [4320]
4.	Balance, end of period (From item 3520)	N/A [4330]

PROFESSIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Operations (Loss)	$ 11,375
Add Items Not Requiring Cash Outlay Depreciation	752
Net (Increase) Decrease in Other Assets	-
Net (Increase) Decrease in Receivables	24,474
Net Increase (Decrease) in Accounts Payable	(22,000)
Net Cash Provided/(Used) by Operations	$ 14,601
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE/ (DECREASE) IN CASH	$ 14,601
CASH AT BEGINNING OF YEAR	4,568
CASH AT END OF YEAR	$ 19,169

NOTE:

Total interest paid during the fiscal year ending December 31, 2004 was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to Financial Statements are an integral part of this statement.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the company are as follows:

Operations- The company was formed September 23, 1983 and was operated as a sole proprietorship until the entity was incorporated as of October 1, 1984. The company is a non-clearing broker and as such does not handle any customer securities. All customer transactions are handled by Southwest Securities, Inc.

Accounting- The company maintains its books on a modified accrual method of accounting.

Cash & Cash equivalents consist of all savings accounts and checking accounts owned by Professional Investment Services, Inc.

2. CASH

Cash consists of the following:

Petty Cash	$	25
Cash in Bank		19,144
	$	19,169

3. RECEIVABLES

Receivables as of December 31, 2004 consist of the following:

Accounts Receivable	$	32,179
Accounts Receivable from Non-customers		6,927
	$	39,106

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Cost	Accumulated Depreciation	Book Value
Office Furniture and Equipment	$ 79,820	$ 79,582	$ 238
Leasehold Improv.	2,584	974	1,610
	$ 82,404	$ 80,556	$ 1,848

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

4. PROPERTY AND EQUIPMENT (Cont.)

The equipment is being depreciated under Various Methods using a 5 year life. Leasehold improvements are being amortized over 40 years using the straight-line method. Depreciation expense for the fiscal year ended December 31, 2003 was $1,991.00.

5. INCOME TAXES

Professional Investment Services, Inc. has elected to be taxed as a sub-chapter S corporation, therefore, no income taxes are accrued on the corporation since any liability for income taxes will be the liability of the stockholders.

6. ACCOUNTS PAYABLE

Accounts payable and accrued liabilities consist of the following:

Account Payable-Trade	$ 27,162.00

7. RECONCILIATION WITH QUARTERLY REPORTS

	Net Earnings/(Loss	Owners Equity
As shown on quarterly Reports	$ 9,602	$ 32,030
A/P Adjustment	1,773	1,773
As shown per Audit	$ 11,375	$ 33,803

8. COMPENSATED ABSENCES PAYABLE

The amount of compensated absences payable cannot be reasonably estimated.

9. COMMON STOCK

100,000 shares common stock authorized with a par value of $1.00. 29,140 shares are issued and outstanding.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

10. SIMPLIFIED EMPLOYEE PENSION

Professional Investment Services, Inc. set up Simplified Employee Pension plans for the year ended December 31, 1997. Benefits are 100% vested immediately. Contributions to the plan are at the discretion of the Board of Directors. Total contributions for FYE 12-31-04 were $750.00.

11. ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

12. FAIR MARKET VALUE DISCLOSURE

Accounts receivable and accounts payable account balances as of 12-31-04 approximate fair market value.

13. LEASING AGREEMENT

Professional Investment Services, Inc. (PIS) has several operating leases. PIS is obligated on a month to month lease of $514.00 per month and another office lease for $135.00 per month. PIS also has a 24 month phone lease which is payable at $54.55 per month. In addition to these leases PIS leases all of its computers from Dell Computers. The term of this lease is from May 1, 2001 through May 16, 2004. The monthly lease payment is $235.69. The total obligation for the 36 month lease period is $8484.84.